

Suite 500, 850 – 2nd Street S. W.
Calgary, Alberta, T2P 0R8
Tel: (403) 237-9400 Fax: (403) 237-9410

For Immediate Release

COMPTON COMPLETES PLAN OF ARRANGEMENT & ANNOUNCES CHANGES TO THE BOARD OF DIRECTORS

CALGARY, August 23, 2011 – Compton Petroleum Corporation (TSX - CMT) ("Compton" or the "Corporation") is pleased to announce the completion of the plan of arrangement ('Arrangement') component of the recapitalization transaction ("Recapitalization") announced by the Corporation on June 6, 2010. All of the outstanding US$193.5 million of 10% senior notes and all of the outstanding US$45 million of 10% senior mandatory convertible notes of Compton Finance have been exchanged for common shares and rights. The only aspect of the Recapitalization remaining is the completion of the rights offering, having an expiry date of September 20, 2011 and an anticipated closing date of September 27, 2011. In addition, Compton announces certain changes to the Board of Directors.

Messrs. Mel Belich, Bradley Hurtubise, Irvine Koop and Warren Shimmerlik have retired from their positions as Directors of the Corporation. Mr. Belich joined the Board of Directors in 1993 and held the position of Chairman of the Board since 1993. Mr. Koop joined the Board of Directors in 1996 and was a member of the Reserves, Operations and Environmental Health & Safety Committee as well as the Chairman of the Corporate Governance, Human Resources and Compensation Committee. Messrs. Hurtubise and Shimmerlik were members of the Audit, Finance and Risk Committee since they joined the Board of Directors in 2009.

Messrs. Adrian Loader, George Hickox, Jr., Michael J. Leffell and Dr. Edward W. Bogle have been appointed as Directors of Compton, filling the vacancies created by the foregoing retirements. Mr. Loader will serve as Chairman of the Board of Directors, and Mr. Hickox will serve as Chairman of the Corporate Governance, Human Resources and Compensation Committee. Messrs. J. Stephens Allan and David M. Fitzpatrick will maintain their positions as Chairman of the Audit, Finance and Risk Committee and Chairman of the Reserves, Operations and Environmental, Health & Safety Committee, respectively.

The Corporation's Board of Directors is now comprised of Adrian Loader, J. Stephens Allan, Dr. Edward W. Bogle, David M. Fitzpatrick, Tim Granger, George Hickox, Jr., and Michael J. Leffell. The Directors' biographies can be found on the Corporation's website (www.comptonpetroleum.com).

"On behalf of the Corporation and the Board, I would like to welcome Dr. Bogle and Messrs. Hickox, Leffell and Loader to Compton," said Tim Granger, President and Chief Executive

Officer. "We are pleased to have them join our Board. They bring a wealth of knowledge and expertise to the Corporation which will be valuable as Compton enters into a new era."

Mr. Granger continued, "In addition, I would like to sincerely thank Mel, Irv, Brad and Warren for their service and contributions during their tenure on the Board of Directors and thank Mel for the 10 years he served as Chairman. Their leadership, support and guidance over the past few years were greatly appreciated as we resolved Compton's capital structure. On behalf of the Board and the Corporation, I wish them well in their future endeavors."

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Advisories

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The majority of the Corporation's operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue four deep basin natural gas plays: the Rock Creek sands at Niton in central Alberta, the Basal Quartz sands at High River in southern Alberta, the shallower Southern Plains sand play in southern Alberta and an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Being in the Deep Basin, all areas have multi-zone potential, providing future development and exploration opportunity. We are also focusing on developing our emerging oil potential in the Southern Plains area and in the Montana lands. Natural gas represents approximately 84% of production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT.

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For further information, contact:

Susan J. Soprovich
Director, Investor Relations
Ph:　　　(403) 668-6732

Fax:　　　(403) 237-9410
Email:　　investorinfo@comptonpetroleum.com
Website:　www.comptonpetroleum.com